Filed by Liberty Global Corporation Limited
Registration Statement File No. 333-187100
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Corporations: Virgin Media Inc.
Commission File No.: 000-50886
Liberty Global, Inc.
Commission File No.: 000-51360

Liberty Global, Inc. Series A CUSIP: 530555 10 1
Liberty Global, Inc. Series B CUSIP: 530555 20 0

Liberty Global, Inc. Series C CUSIP: 530555 30 9

LIBERTY GLOBAL, INC.
U.K. LGI STOCKHOLDERS
This Bulletin contains important information for holders of Liberty Global common stock within the scope of U.K. capital gains tax or U.K. corporation tax on chargeable gains as regards their Liberty Global common stock ("U.K. LGI stockholders"), who should give it their immediate attention.
We refer to the proposed mergers of Liberty Global, Inc. and Virgin Media Inc. and the related joint proxy statement/prospectus of Liberty Global, Virgin Media and the new UK holding company, Liberty Global Corporation Limited ("New Liberty Global"), dated 1 May 2013 (the "Proxy Statement/Prospectus"). New Liberty Global will be re-registered as a U.K. public company and renamed Liberty Global plc prior to the completion of the LGI mergers described in the Proxy Statement/Prospectus. This Bulletin should be read together with the Proxy Statement/Prospectus, in particular the description of Material U.K. Tax Considerations relating to the LGI mergers described in the Proxy Statement/Prospectus beginning on page 180 of the Proxy Statement/Prospectus. Terms used in this Bulletin have the same meaning given to such terms in the Proxy Statement/Prospectus. The Proxy Statement/Prospectus contains important information about the proposed transaction and the tax treatment thereof, and U.K. LGI stockholders are urged to read that document. A copy of the Proxy Statement/Prospectus has been mailed to U.K. LGI stockholders and copies can also be obtained as described below under General Information.
This Bulletin does not constitute legal or tax advice, or a recommendation to U.K. LGI stockholders as to how they should act, and should not be read as such. U.K. LGI stockholders are urged to seek tax advice from an appropriate professional advisor in the light of their particular circumstances.

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Background
As explained in the section "Material U.K. Tax Considerations" in the Proxy Statement/Prospectus, the consideration offered to Liberty Global stockholders for the LGI mergers will comprise New Liberty Global shares which are issued to a subsidiary of Liberty Global in exchange for a promissory note ("Previously Issued Shares") and New Liberty Global shares which are directly issued ("Directly Issued Shares"). On the exchange of a U.K. LGI stockholder's Liberty Global common stock for New Liberty Global shares pursuant to the LGI mergers, the extent to which "rollover" treatment is available for U.K. tax purposes in respect of any series of Liberty Global common stock depends, amongst other things, on the extent to which stock of the relevant series is exchanged for Directly Issued Shares rather than Previously Issued Shares. Where "rollover" treatment applies, Liberty Global expects that a U.K. LGI stockholder would not be treated for U.K. tax purposes as disposing of the proportion of the stockholder's Liberty Global common stock of each series which is exchanged for Directly Issued Shares.
As noted in the Proxy Statement/Prospectus, Liberty Global has been considering the extent to which it may be possible, in respect of U.K. LGI stockholders, for their Liberty Global common stock to be exchanged for Directly Issued Shares only. Liberty Global has discussed the procedure set out below with HMRC. HMRC have confirmed that this procedure will enable U.K. LGI stockholders who comply with it to apply "rollover" treatment on exchange of relevant Liberty Global common stock for Directly Issued Shares.

Election procedure through DTC’s Automated Tender Offer Program (“ATOP”)
This Bulletin explains a special procedure which should be followed by U.K. LGI stockholders holding their Liberty Global common stock through DTC who wish their Liberty Global common stock to be eligible to be exchanged for Directly Issued Shares only.
Such UK LGI stockholders should instruct their brokers to transfer the number of shares of their Liberty Global common stock which they wish to exchange for Directly Issued Shares only, into a contra-CUSIP, by submitting instructions through the facilities of DTC’s Participant Tenders over PTS (“PTOP”) function. Please note that instructions must be submitted at the beneficial owner level.
Such U.K. LGI stockholders should also complete and return to their brokers, for provision to Computershare, a properly executed transfer and registration form (attached at Appendix A), detailing their name, address, U.K. taxpayer reference number, the number of shares of Liberty Global common stock of each series which they hold, and the number of shares of Liberty Global common stock of each series which their broker has submitted instructions through the PTOP function. Participants must attached the corresponding PTOP ticket to the completed form and submit to Computershare.
It will not be possible to transfer securities or settle trades for Liberty Global common stock for which instructions have been submitted and positions moved into the contra-CUSIP. U.K. LGI stockholders who wish to transfer securities or settle trades for Liberty Global common stock held in the contra-CUSIP will first need to instruct their brokers to submit a withdrawal through DTC’s PTOP function, and complete and return to their brokers, for provision to Computershare, a properly executed transfer withdrawal form (attached at Appendix B) accompanied by the corresponding PTOP withdrawal ticket.
PTOP elections and withdrawal instructions will no longer be possible after 5:00 pm (NYC time) on May 31, 2013.
It should be noted that the process set out in this Bulletin relates only to the mechanics of the share exchange, and does not affect in any way the number of New Liberty Global shares which any Liberty Global stockholder receives in connection with the LGI mergers.

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Scale-back
U.K. LGI stockholders should note that the maximum aggregate number of shares of Liberty Global common stock of any series which may be exchanged for Directly Issued Shares only is 1% of the total aggregate number of shares of outstanding Liberty Global common stock of that series, as at close of business May 31, 2013. Therefore, the Directly Issued Share elections may be subject to proration.

If more than this number of shares of Liberty Global common stock of any series are held in the contra-CUSIPs (and/or identified through an equivalent procedure applicable to U.K. LGI stockholders holding outside DTC), the Liberty Global common stock of each relevant U.K. LGI stockholder that is exchanged for Directly Issued Shares only will be scaled back pro-rata. After potential proration, any remaining Liberty Global common stock will be exchanged for the consideration offered to Liberty Global stockholders pursuant to the merger agreement for both Directly Issued Shares and Previously Issued Shares in the same proportion (the “rollover proportion”) as will apply to Liberty common stock of the same series held outside the contra-CUSIPs.
General information
Following the mergers, to assist U.K. LGI stockholders in completing their U.K. tax returns New Liberty Global will provide information on its website as to (i) whether any scale-back process applied as described in the previous section, and (ii) if any scale-back process applied, the proportion of Liberty Global common stock of each series held in the contra-CUSIPs which was exchanged for Directly Issued Shares only following the scale‑back process.
Nothing in this communication shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Liberty Global, Virgin Media or New Liberty Global. In connection with the proposed transaction, Liberty Global and Virgin Media have filed with the Securities Exchange Commission (SEC) and mailed to their respective stockholders a joint proxy statement/prospectus, and New Liberty Global has filed a Registration Statement on Form S-4 with the SEC. STOCKHOLDERS OF EACH COMPANY AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders can obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Liberty Global, Virgin Media and New Liberty Global, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Global, Inc., 12300 Liberty Boulevard, Englewood, Colorado, 80112, USA, Attention: Investor Relations, Telephone: +1 303 220 6600, or to Virgin Media Limited, Communications House, Bartley Wood Business Park, Bartley Way, Hook, RG27 9UP, United Kingdom, Attn: Investor Relations Department, Telephone +44 (0) 1256 753037.
The respective directors and executive officers of Liberty Global and Virgin Media and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Liberty Global's directors and executive officers is available in its Form 10-K/A filed with the SEC by Liberty Global on April 25, 2013, and information regarding Virgin Media's directors and executive officers is available in its Form 10-K/A filed with the SEC by Virgin Media on April 24, 2013. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

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APPENDIX A
Transfer and Registration Form regarding Liberty Global common stock transferred to DTC’s contra-CUSIPs

Name of U.K. LGI stockholder:    …………………………………………………….

Address:                …………………………………………………….
…………………………………………………….
…………………………………………………….

U.K. taxpayer reference:        …………………………………………………….

Number of shares of Liberty Global common stock held by U.K. LGI shareholder:
Series A            …………………………………………………….
Series B            …………………………………………………….
Series C            …………………………………………………….

Number of shares of Liberty Global common stock reported by this form to have been requested to be exchanged for Directly Issued Shares only and transferred to contra-CUSIPs:
Series A            …………………………………………………….
Series B            …………………………………………………….
Series C            …………………………………………………….

Date:                    …………………………………………………….

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To be completed by DTC Participant:
DTC Participant Firm Name:        …………………………………………………………..
DTC Participant Number:        …………………………………………………………..
DTC Participant Contact Name:    …………………………………………………………..
DTC Participant Telephone Number:    …………………………………………………………..

Computershare
c/o Voluntary Corporate Actions
P.O. Box 43011
Providence, RI 02940-3011 Telephone: 888-281-4394
Email: uscorporateactions@computershare.com

CORP ACT VOL/LBTY

APPENDIX B
Form regarding Liberty Global common stock transferred out of DTC’s contra-CUSIPs

Name of U.K. LGI stockholder:    …………………………………………………….

Address:                …………………………………………………….
…………………………………………………….
…………………………………………………….

U.K. taxpayer reference:        …………………………………………………….

Number of shares of Liberty Global common stock held by U.K. LGI shareholder:
Series A            …………………………………………………….
Series B            …………………………………………………….
Series C            …………………………………………………….

Number of shares of Liberty Global common stock reported by this form to have been transferred out of contra-CUSIPs:
Series A            …………………………………………………….
Series B            …………………………………………………….
Series C            …………………………………………………….

Date:                    …………………………………………………….

CORP ACT VOL/LBTY

To be completed by DTC Participant:
DTC Participant Firm Name:        …………………………………………………………..
DTC Participant Number:        …………………………………………………………..
DTC Participant Contact Name:    …………………………………………………………..
DTC Participant Telephone Number:    …………………………………………………………..

Computershare
c/o Voluntary Corporate Actions
P.O. Box 43011
Providence, RI 02940-3011 888-281-4394
Email: uscorporateactions@computershare.com

CORP ACT VOL/LBTY